December 7, 2018

James J. McKinney
Senior Vice President and Chief Financial Officer
Kemper Corporation
200 E. Randolph St.
Chicago, Illinois 60601

       Re: Kemper Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 13, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 5, 2018
           Form 8-K Dated November 5, 2018
           Filed November 5, 2018
           File No. 001-18298

Dear Mr. McKinney:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Consolidated Net Operating Income, page 35

1. You state that you exclude significant non-recurring or infrequent items that may not be indicative of ongoing operations from your non-GAAP measures and that significant non-
      recurring items are excluded when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years and there has been no similar charge or gain within the prior two years. You state that no such adjustments are made in the determination of adjusted consolidated net operating income for the nine and three months
 James J. McKinney
FirstName LastNameJames J. McKinney
Kemper Corporation
Comapany7, 2018
December NameKemper Corporation
December 7, 2018 Page 2
Page 2
FirstName LastName
         ended September 30, 2018 or 2017. We note that your adjusted consolidated net operating income includes a tax benefit of $26.0 million from the impact of tax law changes and the $28.2 million after-tax gain contingency recorded related to the partial satisfaction of your software arbitration. Please tell us how these two items were considered within the context of your disclosed non-GAAP policy on page 36 and why you believe they are indicative of your ongoing operations.
Form 8-K Dated November 5, 2018

Exhibits

2. We note numerous instances throughout the furnished exhibits where your non-GAAP measures are more prominent than your most directly comparable GAAP measure.
         Examples of greater prominence of non-GAAP measures include, but are not limited to:
           The presentation of Adjusted Consolidated Net Operating Income before the most directly comparable GAAP measure in the tables on page 1 of your earnings release furnished as Exhibit 99.1;
           Reconciliations beginning with the non-GAAP measure and reconciling to the GAAP measure instead of vice versa (e.g., underlying combined ratio reconciliation on page 7 and adjusted consolidated net operating income and related per share reconciliations on page 9 of the earnings release);
           Adjusted Consolidated Net Operating Income and related per share amounts are presented before the most directly comparable GAAP measures in the table on page 3 of the investor supplement furnished as Exhibit 99.2; Reconciliations beginning with the non-GAAP measure and reconciling to the GAAP
            measure instead of vice versa (e.g., underlying combined ratio reconciliations on pages
            14, 16 through 22, and 25 and adjusted consolidated net operating income and related per share reconciliations on page 34 of the investor supplement); The presentation of full non-GAAP statements of income beginning on page 36 of the
            investor supplement;
           Adjusted Consolidated Net Operating Income Per Share and Book Value Per Share
            Excluding Net Unrealized Gains on Fixed Maturities amounts are presented in bold type on page 9 of the earnings call presentation furnished as
Exhibit 99.3;
           Reconciliations beginning with the non-GAAP measure and reconciling to the GAAP measure instead of vice versa (e.g., underlying combined ratio reconciliation on page
            22 and adjusted consolidated net operating income per share reconciliation on page
            19 of the earnings call presentation); and The presentation of full non-GAAP statements of income beginning on page 24 of the
            earnings call presentation.

         Please represent to us that you will address these prominence issues in your future earnings releases, investor supplements and earnings call presentations furnished on
         Forms 8-K accordingly, consistent with the requirement in Instruction 2 to Item 2.02 of
 James J. McKinney
Kemper Corporation
December 7, 2018
Page 3
         Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K. See Question
102.10 of the
         Compliance and Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.
3. Your non-GAAP financial measures presented on an `as-adjusted' basis in Exhibits 99.2 and 99.3 include the historical results of Infinity prior to the acquisition and exclude the impact of "purchase accounting adjustments." Please address the following:
           Tell us why you believe that the combined results represents a non-GAAP measure that complies with Item 10(e) and does not represent the use of an individually tailored recognition and measurement method that may violate Rule 100(b) of Regulation G.
           With respect to the three and nine months ended September 30, 2017 and the nine months ended September 30, 2018, tell us the nature of any adjustments made to historical results to arrive at the legacy results of Infinity and why they were made.
           With respect to the three month period ended September 30, 2018, provide us a schedule showing the nature and amount of each of the "purchase accounting adjustments" netting to $39.5 million. Explain to us why you adjust each item.
         See Answer to Question 100.04 of the Non-GAAP Financial Measures CDIs.
4. Please tell us why it is appropriate to adjust your non-GAAP underlying operating performance measure by each of the adjustments identified as sources of volatility identified on page 10 of Exhibit 99.3. In your response specifically tell us why it is appropriate to remove catastrophe losses from your measure when they are recurring and the premiums you collect specifically cover those losses. See Question
100.01 of the Non-
         GAAP Financial Measures CDIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 with any questions.



FirstName LastNameJames J. McKinney                            Sincerely,
Comapany NameKemper Corporation
                                                               Division of
Corporation Finance
December 7, 2018 Page 3                                        Office of
Healthcare & Insurance
FirstName LastName